Exhibit 99.1

RAINCHIEF ENERGY INC.
(the “Company”)
Suite 600-595 Hornby St
Vancouver, British Columbia
V6C-2E8
604-646-5620 T
604-688-1817 F

Trading Symbol: RCFEF	April 14, 2009

RAINCHIEF ANNOUNCES PRIVATE PLACEMENT

Rainchief Energy Inc. (“Rainchief” or the “Company”) (RCFEF.OTC.BB) announces a non-brokered private placement of up to 3,000,000 Units, for a total amount of US$150,000 in its capital (the “Offering”).  Each unit will be priced at $0.05 and will be comprised of one common share and one non-transferable share purchase warrant (the “Warrant” or “Warrants”).  Each one warrant will entitle the holder to purchase one additional common share of the Company at an exercise price of US$0.10, for a period of one year from the date of issuance of the units.

The Company will pay a finders fee(s) in accordance with BCI Rule 51-509 Issuers Quoted in the US Over-the-Counter Markets.

The Company will use the proceeds of the offering to identify and evaluate for purchase undervalued oil & gas assets, re-activation costs and general working capital.

We seek safe harbour.

FOR FURTHER INFORMATION PLEASE CONTACT:

Brad Moynes
President & CEO
Rainchief Energy Inc.
+1-604-646-5620 (T)
+1-604-688-1817 (F)

ON BEHALF OF THE BOARD OF DIRECTORS

“Brad Moynes”
_______________________________________________
Brad Moynes, President and CEO